Capital Alliance Income Trust
                           100 Pine Street, Suite 2450
                             San Francisco, CA 94111

Mr. William Demarest
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
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        RE:  Capital Alliance Income Trust, LTD., A Real Estate Investment Trust
             Form10-KSB for the fiscal year ended December 31, 2004 - Filed
             April 15, 2005
             Form 10-KSB/A for the fiscal year ended December 31, 2004 - Filed April 20, 2005
             Form 10-QSB for the quarterly period ended March 31, 2005 and June 30, 2005
             File No. 1-12941

Dear Mr. Demarest:

This response, to the commission's review of the subject filing, is organized so that our response follows each comment (1 through 5) of the review letter dated September 30, 2005.

A brief Overview of Capital Alliance Income Trust ("CAIT") precedes the responses.

Overview - Capital Alliance Income Trust
----------------------------------------

The company, Capital Alliance Income Trust, is a Real Estate Investment Trust that invests in residential mortgages and has a mortgage banking subsidiary, Capital Alliance Funding Corporation ("CAFC"). The company does not provide third party servicing.

CAFC's loan originations are either sold to Capital Alliance Income Trust or sold to other investors. The loans sold to Capital Alliance Income Trust are identified as investment loans or portfolio loans. Thus, Capital Alliance Income Trust (parent) is the investment arm of the company and CAFC (subsidiary) is the operating arm of the company.

The company's investment policy restricts all investment loans to a maximum of 75% of the real estate's loan to value at the time the loan is funded. No portfolio loans with a LTV greater than 75% or a potential LTV greater than 75%, due to the scheduled or operational deferral of interest, are permitted.

The company is externally managed and has no employees. The Manager, Capital Alliance Advisors, Inc., oversees the operations of the company. The officers of the company are employees of the Manager.

Item 1: Description of Business
-------------------------------

Mortgage Lending Business (page 5)
----------------------------------

1. (A) Disclosure the dollar amount and percentage of your mortgage portfolio that consists of non-amortizing loans and separately show the amounts and percentage for each sub category including interest only loans, optional principal payment loans (e.g. freedom loans), minimum payment loans etc.
     (B) In addition, disclose the dollar amount of interest added to principal balances of each loan sub category as well as the loan to value ratio's for each sub category, if applicable. (C) Further discuss the effects of these types of products on your overall loan to value ratios and the related risks. (D) MD&A should also be revised to discuss these types of lending arrangements and the associated risks and effects on the financial statements.

Response 1:

(A) The Company's investment portfolio is almost exclusively non-conforming, short term, non-amortizing, interest only loans with maturities of 66 months or less. A small percentage of the investment loan balance has a maturity of more than 66 months.

     There are no optional principal payment loans, non-amortizing loans or other financially engineered loans designed to increase the borrower's outstanding loan balance with the passage of time. The only significant variation is in whether the loan is a senior or junior lien. As of December 31, 2004 and 2003, the senior liens were 50% and 28%, respectively. As of December 31, 2004 and 2003, the junior liens were 50% and 72%, respectively (See page 4, Part I, Item 1, "Mortgage Loan Portfolio", 2004 10-KSB/A).

(B)  Not applicable.

(C) The company's investment portfolio does not include any loan that allows the borrower to defer interest. Thus a loan's outstanding principal balance is capped and never exceeds 75% of the real estate's appraisal, when the loan is originated (See page 4, Part I, Item 1, "Mortgage Loan Portfolio", 2004 10-KSB/A).

     If the value of the real estate should decline (for whatever reason) after origination, then the loan-to-value ("LTV") or combined- loan-to-value ("CLTV") could exceed 75% of the real estate's appraisal. However, the company's portfolio loans are investments that do not exceed the 75% LTV and CLTV standard at the time of the loan's origination.

     Junior liens are not subordinated to senior mortgages that permit the accumulation of additional principal, if the senior loan's potential deferral could cause the junior mortgage's CLTV to exceed 75% of the real estate's value at the time that the company's loan was originated.

(D) Not applicable.

Item 3: Legal Proceedings, page 11
----------------------------------

2. Please tell us what the terms of the dismissal on March 3, 2005 were. Since no monetary payment was made by you or your subsidiary, explain to us how the plaintiff was satisfied.

Response 2:

     The litigation was a nuisance suit, dismissed by the judge for lack of cause.

Note 2. Summary of Significant Accounting Policies, Page F-6
------------------------------------------------------------

3. In light of the information on page 5 of Item 1, please tell us why you have not disclosed your accounting policies related to reverse repurchase agreements. Refer to SFAS 140.

Response 3:

     The reverse repurchase agreement was between CAIT and its subsidiary, CAFC. In hindsight, perhaps the December 31, 2004 10-KSB/A should have reported the reverse repurchase in footnote 2, "Summary of significant accounting policies and nature of operations" on page F-6.

     The subject financing, however, was between parent and subsidiary. Therefore, there was no counter party risk, since the company was on both sides of the transaction. CAIT was the lender and CAFC was the borrower. We believe this important consideration dismissed the need to report the reverse repurchase in footnote 2. Please note that footnote 6, "Warehousing facilities to related parties" on page F-10, provides the typical financing transactions disclosure information (see pages 5, F-6 and F-10)

4. (A) In light of the information on page 8 of Item 1 regarding your servicing portfolio, please clarify why your financial statements do not reflect a servicing asset or liability and do not reflect servicing income.
     (B) Clarify your accounting policies related to servicing revenues, expenses, assets and liabilities, as applicable refer to paragraph 61 and following of SFAS 140.

Response 4:

     (A) The company does not provide third party servicing.

     The company originates mortgages and invests in mortgages. Loans that are not held as investments are sold to investors, servicing released. There are no servicing assets or servicing liabilities, except for the company's whole loan investments. Typically the imbedded servicing rights and liabilities of owned whole loans are not separately reported.

     The Manager oversees the loan servicing of whole loans owned by the company. Some of the servicing is subcontracted by the Managers, as disclosed on page 8 of the 2004 10-KSB/A.

     (B) Not applicable.

5. For reverse repurchase agreements and servicing assets, tell us why you have not provided the disclosure required by paragraph 17 of SFAS 140.

Response 5:

     Not applicable. See responses 3 and 4.


Capital Alliance Income Trust acknowledges:

     o The company is responsible for the adequacy and accuracy of the disclosure in its filings;
     o The Securities and Exchange Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
     o The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.


If you have any follow up questions that can be addressed over the phone or by email, please don't hesitate to contact me at 415-288-9575 or
rwrensen@calliance.com .
----------------------


Sincerely,

/s/Richard J Wrensen
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Richard J Wrensen,
Executive Vice President and Chief Financial Officer
Capital Alliance Income Trust